File No:  333-
                                                           CIK #897013

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 46

B. Name of Depositor:              Van Kampen American Capital
                                   Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

   Chapman And Cutler              Van Kampen American Capital
   Attention:  Mark J. Kneedy      Distributors, Inc.
   111 West Monroe Street          Attention:  Don G. Powell, Chairman
   Chicago, Illinois  60603        One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of undivided fractional beneficial interests pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee: Not Applicable

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
   Statement
________________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

          Van Kampen American Capital Equity Opportunity Trust
                                Series 46
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

     Form N-8B-2                                     Form S-6
     Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                  ) Prospectus Front Cover Page

    (b)  Title of securities issued     ) Prospectus Front Cover Page

 2. Name and address of Depositor       ) Summary of Essential Financial
                                        )   Information
                                        ) Fund Administration

 3. Name and address of Trustee         ) Summary of Essential Financial
                                        )   Information
                                        ) Fund Administration

 4. Name and address of principal       ) Fund Administration
      underwriter

 5. Organization of trust               ) The Fund

 6. Execution and termination of        ) The Fund
      Trust Indenture and Agreement     ) Fund Administration

 7. Changes of Name                     ) *

 8. Fiscal year                         ) *

 9. Material Litigation                 ) *


                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding       ) The Fund
      Trust's securities and            ) Taxation
      rights of security holders        ) Public Offering
                                        ) Rights of Unitholders
                                        ) Fund Administration
                                        ) Risk Factors

11. Type of securities comprising       ) Prospectus Front Cover Page
      units                             ) The Fund
                                        ) Trust Portfolio
                                        ) Risk Factors

12. Certain information regarding       ) *
      periodic payment certificates     )

13. (a) Loan, fees, charges and expenses) Prospectus Front Cover Page
                                        ) Summary of Essential Financial
                                        )   Information
                                        ) Trust Portfolio
                                        )
                                        ) Fund Operating Expenses
                                        ) Public Offering
                                        ) Rights of Unitholders

    (b)  Certain information regarding  )
           periodic payment plan        ) *
           certificates                 )

    (c)  Certain percentages            ) Prospectus Front Cover Page
                                        ) Summary of Essential Financial
                                        )  Information
                                        )
                                        ) Public Offering
                                        ) Rights of Unitholders

    (d)  Certain other fees, expenses or) Fund Operating Expenses
           charges payable by holders   ) Rights of Unitholders

    (e)  Certain profits to be received ) Public Offering
           by depositor, principal      ) Trust Portfolio
           underwriter, trustee or any  )
           affiliated persons           )

    (f)  Ratio of annual charges        ) *
           to income                    )

14. Issuance of Trust's securities      ) Rights of Unitholders

15. Receipt and handling of payments    )  *
      from purchasers                   )

16. Acquisition and disposition of      ) The Fund
      underlying securities             ) Rights of Unitholders
                                        ) Fund Administration

17. Withdrawal or redemption            ) Rights of Unitholders
                                        ) Fund Administration
18. (a)  Receipt and disposition        ) Prospectus Front Cover Page
           of income                    ) Rights of Unitholders

    (b)  Reinvestment of distributions  ) *

    (c)  Reserves or special funds      ) Fund Operating Expenses
                                        ) Rights of Unitholders

    (d)  Schedule of distributions      ) *

19. Records, accounts and reports       ) Rights of Unitholders
                                        ) Fund Administration

20. Certain miscellaneous provisions    ) Fund Administration
      of Trust Agreement                )

21. Loans to security holders           ) *

22. Limitations on liability            ) Trust Portfolio
                                        ) Fund Administration

23. Bonding arrangements                ) *

24. Other material provisions of        ) *
    Trust Indenture Agreement           )


              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor          ) Fund Administration

26. Fees received by Depositor         ) *

27. Business of Depositor              ) Fund Administration

28. Certain information as to          ) *
      officials and affiliated         )
      persons of Depositor             )

29. Companies owning securities        ) *
      of Depositor                     )

30. Controlling persons of Depositor   ) *

31. Compensation of Officers of        ) *
      Depositor                        )

32. Compensation of Directors          ) *

33. Compensation to Employees          ) *

34. Compensation to other persons      ) *


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities ) Public Offering
      by states                        )

36. Suspension of sales of trust's     ) *
      securities                       )

37. Revocation of authority to         ) *
      distribute                       )

38. (a)  Method of distribution        )
                                       )
    (b)  Underwriting agreements       ) Public Offering
                                       )
    (c)  Selling agreements            )

39. (a)  Organization of principal     ) *
           underwriter                 )

    (b)  N.A.S.D. membership by        ) *
           principal underwriter       )

40. Certain fees received by           ) *
      principal underwriter            )

41. (a)  Business of principal         ) Fund Administration
           underwriter                 )

    (b)  Branch offices or principal   ) *
           underwriter                 )

    (c)  Salesmen or principal         ) *
           underwriter                 )

42. Ownership of securities of         ) *
      the trust                        )

43. Certain brokerage commissions      ) *
      received by principal underwriter)

44. (a)  Method of valuation           ) Prospectus Front Cover Page
                                       ) Summary of Essential Financial
                                       )  Information
                                       ) Fund Operating Expenses
                                       ) Public Offering

    (b)  Schedule as to offering       ) *
           price                       )

    (c)  Variation in offering price   ) *
           to certain persons          )

46. (a)  Redemption valuation          ) Rights of Unitholders
                                       ) Fund Administration
    (b)  Schedule as to redemption     ) *
           price                       )

47. Purchase and sale of interests     ) Public Offering
      in underlying securities         ) Fund Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     ) Fund Administration
      trustee                          )

49. Fees and expenses of trustee       ) Summary of Essential Financial
                                       )   Information
                                       ) Fund Operating Expenses

50. Trustee's lien                     ) Fund Operating Expenses


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       ) *

52. (a)  Provisions of trust agreement )
           with respect to replacement ) Fund Administration
           or elimination portfolio    )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   ) *
           securities                  )

    (c)  Policy regarding substitution )
           or elimination of underlying) Fund Administration
           securities                  )

    (d)  Fundamental policy not        ) *
           otherwise covered           )

53. Tax Status of trust                ) Taxation


               VII.  Financial and Statistical Information

54. Trust's securities during          ) *
      last ten years                   )

55.                                    )
56. Certain information regarding      ) *
57. periodic payment certificates      )
58.                                    )

59. Financial statements (Instructions ) Report of Independent Certified
      1(c) to Form S-6)                )   Public Accountants
                                       ) Statement of Condition

________________________________________________________
* Inapplicable, omitted, answer negative or not required

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Preliminary Prospectus Dated November 18, 1996

Subject To Completion
December 17, 1996

VAN KAMPEN AMERICAN CAPITAL


Van Kampen American Capital Equity Opportunity Trust, Series 46
Aggressive Growth Series

Internet Trust 4

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 46 (the "Fund" ) is comprised of one underlying unit investment trust designated as Aggressive Growth Series, Internet Trust 4 (the "Trust"
). The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of actively traded equity securities issued by companies engaged in either the enabling technology or communications services areas of the Internet ("Equity Securities" or "Securities" ). See "Trust Portfolio" .
Unless terminated earlier, the Trust will terminate on January 19, 1998 and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose to reinvest their proceeds into the next Aggressive Growth Series, if available, at a reduced sales charge, to receive a cash distribution or to receive a pro rata distribution of the Securities then included in the Trust (if they own the requisite number of Units).

Attention Foreign Investors. If you are not a United States citizen or resident, distributions from the Trust will generally be subject to U.S. federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. See "Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

Objective of the Fund. The objective of the Trust is to provide the potential for capital appreciation from a portfolio of equity securities involved in either the enabling technology or communications services areas of the Internet. See "Objectives and Securities Selection" . There is, of course, no guarantee that the objective of the Trust will be achieved.

Public Offering Price. The Public Offering Price of the Units of the Trust during the initial offering period and for secondary market transactions after the initial offering period includes the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge of 2.9% of the Public Offering Price and the maximum deferred sales charge ($0.19 per Unit). The monthly deferred sales charge ($0.019 per Unit) will begin accruing on a daily basis on February 17, 1997 and will continue to accrue through December 16, 1997. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing March 17, 1997 and will be charged on the 17th day of each month thereafter through December 17, 1997. Unitholders will be assessed only that portion of the deferred sales charge that has accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.987% of the aggregate value of the Securities less the deferred sales charge), subject to reduction as set forth in "Public Offering--General" . During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 2,500 Units of the Trust. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information" . Except as provided in "Public Offering--Unit Distribution" , the minimum purchase is 100 Units. See "Public Offering" .

Units of the Trust are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Deposits. The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Securities in the Trust as provided under "
The Fund" .

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the Distribution Date to Unitholders of record on the record date as set forth in the "Summary of Essential Financial Information" . Such distribution will occur upon termination of the Trust. Gross dividends received by the Trust will be distributed to Unitholders. Expenses of the Trust will be paid with proceeds from the sale of Securities. For the consequences of such sales, see " Taxation" . Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital" .

Secondary Market For Units. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units through June 16, 1997 and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities (generally determined by the closing sale or bid prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units" . Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. A Unitholder tendering 1,000 or more Units for redemption may request a distribution of shares of Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "Rights of Unitholders--Redemption of Units" .

Termination. The Trust will terminate approximately thirteen months after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of the Securities (reduced by customary transfer and registration charges) if such Unitholder owns at least 1,000 Units, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition of such Securities. Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and any other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unitholders may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New Fund" below. Rollover
Unitholders will not receive the final liquidation distribution but will receive units of a new Aggressive Growth Series, if one is being offered. Unitholders not electing the Rollover Option or a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "
Fund Administration--Amendment or Termination" .

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

In the event that a distribution is made to Unitholders prior to the Trust's termination, Unitholders will have such distributions reinvested into additional Units of the Trust subject only to the remaining deferred sales charge payments as set forth herein, if Units are available at the time of reinvestment, or distributed in cash. See "Rights of Unitholders--Reinvestment Option" .

Special Redemption and Rollover in New Fund. Unitholders will have the option, subject to any necessary regulatory approval, of specifying by the Rollover Notification Date stated in "Summary of Essential Financial
Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders" .) The Distribution Agent will appoint the
Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in units of a new Aggressive Growth Series (the "1998 Fund" ), if one is offered, at a reduced sales charge (anticipated to be 1.9% of the Public Offering Price of the 1998 Fund). The Sponsor may, however, stop offering units of the 1998 Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the 1998 Fund will be distributed shortly after the Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in this Fund may not be fully invested on the next business day. The 1998 Fund will contain a portfolio of common stocks of aggressive growth companies with an investment objective of obtaining capital appreciation. Rollover Unitholders will receive the amount of dividends in the Income Account of the Trust which will be included in the reinvestment in units of the 1998 Fund.

Risk Factors. An investment in the Fund should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers, the general condition of the stock market and increased stock price volatility of aggressive growth companies (especially within high-technology industries). An investment should also be made with an understanding of the special risks related to companies in the high-technology industries associated with the Internet. For certain risk considerations related to the Trust, see "Risk Factors" .

VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 46
Summary of Essential Financial Information
     At the close of business on the day before the Initial Date of Deposit: December 16, 1996
            Sponsor:   Van Kampen American Capital Distributors, Inc.
         Supervisor:   Van Kampen American Capital Investment Advisory Corp.
                              (An affiliate of the Sponsor)
          Evaluator:   American Portfolio Evaluation Services
                              (A division of an affiliate of the Sponsor)
            Trustee:   The Bank of New York


GENERAL INFORMATION

Number of Units <F1>...........................................................      15,000
Fractional Undivided Interest in the Trust per Unit <F1>.......................    1/15,000
Public Offering Price:
 Aggregate Value of Securities in Portfolio <F2>...............................$
 Aggregate Value of Securities per Unit........................................$
 Maximum Sales Charge <F3>.....................................................$
 Less Deferred Sales Charge per Unit...........................................$
 Public Offering Price per Unit <F3><F4>.......................................$
Redemption Price per Unit <F5>.................................................$
Initial Secondary Market Repurchase Price per Unit <F5>........................$
Excess of Public Offering Price per Unit over Redemption Price per Unit <F5>...$
Estimated Annual Organizational Expenses per Unit <F6>.........................$

Supervisor's Annual Supervisory Fee ...........Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee..............Maximum of $.0025 per Unit
Rollover Notification Date ....................December 19, 1997
Special Redemption Date........................January 19, 1998
Mandatory Termination Date ....................January 19, 1998
                                               The Trust may be terminated if the net asset value of the Trust is less than
                                               $500,000 unless the net asset value of the Trust's deposits have exceeded
                                               $15,000,000, then the Trust Agreement may be terminated if the net asset value of
Minimum Termination Value......................the Trust is less than $3,000,000.
Trustee's Annual Fee ..........................$.008 per Unit
Income and Capital Account Record Date.........January 19, 1998
Income and Capital Account Distribution Date...January 29, 1998
Evaluation Time................................4:00 P.M. New York time

----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of the Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amount indicated above.

<F2>Each Security listed on a national securities exchange is valued at the closing sale price or if the Security is not so listed, at the asked price thereof.

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 2.9% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.19 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.019 per Unit per month which will begin accruing on a daily basis on February 17, 1997 and will continue to accrue through December 16, 1997. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing March 17, 1996 and will be charged on the 17th day of each month thereafter through December 17, 1997. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 2.9% of the Public Offering Price (2.987% of the aggregate value of the Securities in the Trust less the deferred sales charge). See the "Fee Table" below and "Public Offering--Offering Price" .

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F5>The Redemption Price per Unit and the Initial Secondary Market Repurchase
Price per Unit are reduced by the unpaid portion of the deferred sales charge.

<F6>The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trust and paid from funds in the Capital Account, if sufficient, or from the sale of Securities. See "Fund Operating Expenses" and "Statement of Condition" . Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts. Estimated Annual Organizational Expenses per Unit have been estimated based on a projected trust size of $20,000,000. To the extent the Trust is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering--Offering Price" and "Fund Operating Expenses" . Although the Trust has a term of approximately thirteen months, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The examples below assume that the principal amount of and distributions on an investment are rolled over each year into a new Aggressive Growth Series subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders--Special Redemption and Rollover in New Fund." Investors should note that while these examples are based on the public offering price and the estimated fees for the current Aggressive Growth Series, the actual public offering price and fees for any new Aggressive Growth Series created in the future periods indicated could vary from those of the current Aggressive Growth Series.

             Unitholder Transaction Expenses (as of the Initial Date of Deposit)
                (as a percentage  of offering  price)
                                                                                                                      Amount Per
                                                                                                                      100 Units
                                                                                                                    ---------------
 Initial Sales Charge Imposed on Purchase........................................................... 1.00% <F1>     $        10.00
 Deferred Sales Charge.............................................................................. 1.90% <F2>              19.00
                                                                                                     -------------- ---------------
                                                                                                     2.90%          $        29.00
                                                                                                     ============== ===============
 Maximum Sales Charge Imposed on Reinvested Dividends .............................................. 1.90% <F3>     $        19.00
                                                                                                     ============== ===============
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit) (as a percentage of net assets)
 Trustee's Fee .....................................................................................                $
 Portfolio Supervision and Evaluation Fees .........................................................
 Organizational Costs...............................................................................
 Other Operating Expenses ..........................................................................
                                                                                                     -------------- ---------------
 Total .............................................................................................                $
                                                                                                     ============== ===============

Example

Cumulative Expenses Paid for
                                                                                                    Period of:
                                                                                        -----------------------------------
                                                                                         1 Year   3 Years 5 Years 10 Years
                                                                                        -------  -------- ------- ---------
An investor would pay the following expenses on a $1,000 investment,
assuming a 5% annual return and redemption at the end of each time period               $           $      N/A     N/A

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

----------
The Initial Sales Charge is actually the difference between 2.90% and the maximum deferred sales charge ($19.00 per 100 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 100 Units.

The actual fee is $1.90 per month per 100 Units, irrespective of purchase or redemption price, deducted over the 10 months commencing March 17, 1997. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 1.90%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .

THE FUND

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Van Kampen American Capital Equity Opportunity Trust, Series 46 is comprised of one unit investment trust: Aggressive Growth Series, Internet Trust 4. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities issued by companies engaged in either the enabling technology or communications services areas of the Internet. Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date set forth under " Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either to reinvest their proceeds into a subsequent Aggressive Growth Series, if available, at a reduced sales charge, to receive a pro rata distribution of the Securities then included in the Trust (if they own the requisite minimum number of Units) or to receive a cash distribution.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units indicated in "Summary of Essential Financial Information" .

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in the Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit.

Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

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The objective of the Trust is to provide the potential for capital appreciation from a portfolio of equity securities involved in either the enabling technology or communications services areas of the Internet. In selecting the Securities, the Sponsor considered companies engaged in one or more of the following Internet-related industry areas: manufacturers or providers of enabling technology, access equipment, communications equipment, service providers, access and value added services, and commerce and value added services, software and network services. There is, of course, no assurance that the Trust (which includes expenses and sales charges) will achieve its objective.

It is currently estimated that approximately twenty-eight percent of U.S. households have personal computers with that number growing significantly. The projections for Internet penetration into homes and businesses are tremendous. Recent estimates by Forester Research state that approximately six percent of U.S. homes and ten percent of small U.S. businesses to sixty percent of large U.S. businesses currently have access to the Internet, and these numbers are expected to grow significantly by the year 2000. International access to the Internet is also expected to experience a high level of growth by the year 2000. Currently, there are approximately 1 million Web sites with significant growth expected in the near future. However, many authorities also expect significant consolidation among Internet-related companies as this market develops. Accordingly, an investment in the Trust should be considered to be on the more aggressive end of the spectrum. For example, investors who would be comfortable owning the individual securities in the Trust's portfolio might find the Trust to be an appropriate investment. In addition, because Internet-related companies are often subject to erratic market movements, the Trust portfolio is diversified with companies involved in the creation of a variety of products, equipment and/or services related to the Internet to help manage this investment risk.

The Internet. The Internet is a massive network of networks, which connects over 50,000 corporate, university, and government networks located in over 90 countries around the world. It was originally developed by the United States Department of Defense in 1969 as a way to coordinate research at major universities and government agencies with a network reliable enough to withstand nuclear war. In 1992, the government opened the Internet to full commercial use and financial backing by the U.S. government was withdrawn. Since then, the Internet has been operated and expanded by the interconnections of the more than 300 access providers, and growth has been tremendous.

The World Wide Web is a technology for retrieving and processing data on the Internet. The Internet has no physical presence. As described above, the Internet is a network of computers which share a format for routing data. Home computers do not typically have access to these networks except through one of the dial-in on-line services like America Online, Prodigy or CompuServe. A Web page is a publicly available computer file stored on a computer attached to the Internet. These are called "web sites" and are what appears on a computer screen when an on-line service retrieves information. Services that index and store information exist which are called "spiders" and " search engines." These services permit users to search the World Wide Web for sites and information.

It is currently estimated that eighty percent of current Internet users are limited to the ability to send and receive electronic mail (e-mail), leaving approximately 8 million users capable of browsing the World Wide Web. Currently, the Internet allows users to complete a variety of transactions, access information from commercial, government and educational organizations, and participate in thousands of "chat groups" from which users can share and gather information.

The Aggressive Growth Series. The Aggressive Growth Series is a series of shorter-term equity unit investment trusts geared toward the more aggressive investor. Each Aggressive Growth Series trust invests in a portfolio of stocks seeking high growth from the market's newest trends. The buy-and-hold philosophy of a unit investment trust combined with an investment in the aggressive end of the stock market leads to a shorter time horizon for the investor. It is the intention of the Sponsor to create new trusts which will be available for investment upon termination of each Aggressive Growth Series. It is anticipated that each new Aggressive Growth Series trust will contain a portfolio of common stocks of aggressive growth companies with an investment objective of capital appreciation. See "Rights of Unitholders--Special Redemption and Rollover in New Fund." This rollover investment strategy allows the investor to reallocate his or her investment into a new trust holding those companies that provide a greater potential, in the opinion of the Sponsor, to achieve price appreciation over the following year.

The shorter terms of the Aggressive Growth Series trusts are aimed at taking advantage of a marketplace that is changing rapidly. The shorter terms provide investments that better take into consideration new companies going public, consolidations of existing companies, development of new technologies and other dynamic events which affect aggressive growth companies. It is the intention of the Sponsor to offer a new Aggressive Growth Series at the termination of the Trust which offers an investment which best responds to the marketplace at that time. Accordingly, by continuing to roll over investments into new Aggressive Growth Series trusts, over time an investor may benefit from a long-term investment strategy that seeks to respond to current market trends each year by investing in a different portfolio of aggressive growth stocks.

Asset allocation is one of the most important parts of successful investing. Asset allocation means spreading money among a number of investment classes such as stocks, bonds and cash. Structuring a portfolio among different classes may help spread risk, limit volatility and/or diversify opportunities for return. Historically, stocks have outperformed bonds and cash by a significant margin. According to Ibbotson Associates, from 1926-1995 the Standard & Poor's 500 Index (an unmanaged composite measuring the performance of 500 stocks from 83 industry groups) exhibited an annual average return of 10.5% (including reinvested dividends). Long-term U.S. government bonds returned 5.2% and inflation (as measured by the Consumer Price Index) averaged 3.1% during the same period. While past performance is no indication of future results, stocks may be an important part of an investment portfolio. Because some stocks outperform others, the Aggressive Growth Series focuses on stocks from a specific economic sector or market trend that Van Kampen American Capital analysts believe has solid growth prospects. The historical performance of the categories above is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee future performance of any particular investment vehicle. It is important to note that stocks are accompanied by higher volatility than bonds or investments dedicated to capital preservation. Long-term government bonds are considered long-term investments, and are subject to price fluctuations and the value of such bonds declines as interest rates rise. The Trust is a short-term investment, includes sales charges and expenses, and the value of the Securities may fluctuate in a different manner than that of bonds.

In addition, equity investments may provide the potential to keep pace with or outpace inflation. Inflation, the rise in prices of goods and services, can eat away at an investor's savings. In fact, one dollar in 1975 is worth less than 34 cents in spending power today. Many experts agree that retired investors can no longer depend solely on conservative investments to maintain their standard of living throughout their retirement years. According to the National Center for Health Statistics, more than one-half of the people who turn 65 in 1996 will live to be at least 80 years old. With life expectancies growing longer and reforms to Social Security possible, an investor's money set aside for retirement may have to stretch farther than originally planned. By dedicating a modest portion of an investment portfolio toward more aggressive investments, an investor may benefit from the potential returns aggressive growth stocks may provide.

General. Investors will be subject to taxation on the dividend income, if any, received by the Trust and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities, which are primarily aggressive growth companies, will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. See "Risk Factors" .

Investors should note that the above criteria were applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet the criteria necessary for inclusion on the Initial Date of Deposit. Should a Security fail to meet such criteria following the Initial Date of Deposit, such Security will not as a result thereof be removed from the portfolio.

Investors should be aware that the Fund is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Fund Administration--Portfolio Administration" ). In addition,
Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor prior to the date the Securities were purchased by the Trust. The Trust may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

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The Trust consists of a diversified portfolio of 30 different issues of
Securities which may be engaged in one or more of the following Internet-related industry areas: manufacturers or providers of enabling technology, access equipment, communications equipment, service providers, access and value added services, and commerce and value added services, software and network services. All of the issuers of the Securities have significant business interests in the Internet or Internet-related products or services. All of the Securities are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market. The following is a general description of each of the companies that are anticipated to be included in the Trust. The actual portfolio is subject to change at the Initial Date of Deposit.

Ascend Communications, Inc. Ascend Communications, Inc. develops, manufactures, sells and supports a broad range of high-speed digital wide area network access products. These products use bandwidth on demand to enhance and extend existing corporate networks for applications such as remote LAN access, Internet access, bulk file transfer, videoconferencing, imaging and integrated voice, data and video access. The company's Internet address is www.ascend.com.

C/Net, Inc. C/Net, Inc. provides original Internet content and television programming related to computers, the Internet and digital technologies. The company, through its Web sites and television programs, provides informational programs on computers and computer based media such as the Internet and World Wide Web. The company's Internet address is www.cnet.com.

3Com Corporation. 3Com Corporation designs, produces and markets a broad range of ISO 9000-compliant global networking solutions. The company's products include routers, hubs, switches and adapters for Ethernet, Token Ring, FDDI and ATM networks. The company's Internet address is www.3com.com.

CUC International, Inc. CUC International, Inc. is a membership-based consumer-services company. The services provided by the company are access to travel, shopping, dining, auto, home improvement, financial and other services to consumers worldwide. CUC provides its services through credit unions, leading banks, retailers, charities and other organizations. The company's Internet address is www.cuc.com.

Cascade Communications Corporation. Cascade Communications Corporation designs, develops and maintains a line of multi-service wide area network
(WAN) switches. The switches allow network users to direct and manage communications across WANs that use different network services. Cascade markets its products to public network carriers including, Competitive Access Providers, Regional Bell Operating Companies and local carriers. The company's Internet address is www.casc.com.

Check Point Software Technologies Ltd. Check Point Software Technologies Ltd. develops, markets and supports network security software products that enable connectivity with security and manageability. The company's "
FireWall-1" product provides scalable application support, an open and extensible architecture and integration of authentication encryption and remote access. The company's Internet address is www.checkpoint.com.

Cisco Systems, Inc. Cisco Systems, Inc. develops, manufactures, markets and supports multi-protocol internetworking systems that enable customers to build large scale computer networks. The principal products include routers with concurrent bridging and terminal servers. The company sells its products internationally to system integrators who then resell the products primarily to government customers. The company's Internet address is www.cisco.com.

Citrix Systems, Inc. Citrix Systems, Inc. supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for "Windows" operating systems. The company's Internet address is www.citrix.com.

Compaq Computer Corporation. Compaq Computer Corporation designs, develops, manufactures and markets personal computers for professional users and consumers. The company's products include portable, desktop, laptop, notebook personal computers and servers that are compatible with IBM and all standarized applications software. Operations are located in Houston, Texas; Erkshire, Scotland; Singapore; San Paulo, Brazil and China. The company's Internet address is www.compaq.com.

FORE Systems, Inc. FORE Systems, Inc. produces and sells high-performance networking products that use asynchronous transfer mode technology. The company produces switches, adapter cards, network management software and other products for video, audio and data communications and computer applications. FORE Systems markets its products internationally. The company's Internet address is www.fore.com.

Gartner Group, Inc. Gartner Group, Inc. provides market research, analysis and advisory services to information technology professionals and organizations. The company distributes its products to nearly 17,000 clients worldwide. It has focused its global network throughout Southeast Asia and Japan. Through its subsidiary, Relational Courseware, Inc., Gartner develops and markets Windows-based computer products. The company's Internet address is www.gartner.com.

McAfee Associates, Inc. McAfee Associates, Inc. develops, markets and distributes personal computer software designed for electronic distribution. Products include anti-virus, access-control, asset management, metering, software distribution and remote control software products. Electronic distribution allows the company to distribute its products and upgrades more rapidly than traditional shipping methods. The company's Internet address is www.mcafee.com.

MetaTools, Inc. MetaTools, Inc. designs, develops, publishes, markets and supports a line of software tools for the creation, editing and manipulation of computer graphic images, digital art and on-line content for Windows, Macintosh and other operating systems. These tools allow the user to produce and enhance still images, animations, graphic, digital video and special effects. The company's Internet address is www.metatools.com.

Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses and supports computer software products. The company offers "Microsoft MS-DOS" , "Microsoft Windows" , and "Microsoft Windows 95" operating systems. Microsoft also offers "Microsoft Access" , "
Microsoft FoxPro" , "Microsoft SQL Server" and "Microsoft
Excel" networking, database and spreadsheet programs, books and other computer products. The company's Internet address is www.microsoft.com.

Netscape Communications Corporation. Netscape Communications Corporation provides open software for linking people and information over enterprise networks and the Internet. The company offers a full line of clients, servers, development tools and commerical applications to create a complete platform for next-genration, live online applications. The company's Internet address is www.netscape.com.

Newbridge Networks Corporation. Newbridge Networks Corporation designs, manufactures and markets voice and data communications equipment. The products enable corporations and common carriers to build, expand and manage communications networks worldwide. Products are used to manage digital links that transport voice, data, fax and video among geographically-dispersed computers. The company's Internet address is www.newbridge.com.

Oracle Corporation. Oracle Corporation designs, develops, markets and supports computer software products with a variety of uses, including database management, applications development, decision support, end user applications and office automation. Oracle's primary product, the Oracle Relational Database Management System, runs on a broad range of mainframes, minicomputers, microcomputers and PC's. The company's Internet address is www.oracle.com.

PairGain Technologies, Inc. PairGain Technologies, Inc. designs, manufactures, markets and supports products that allow telecommunications carriers with private networks to more efficiently provide high speed digital service over standard copper wires. Using High bit-rate Digital Subscriber Line ("
HDSL" ) technology, PairGain's products allow for high speed data transmission for area networking and teleconferencing. The company's Internet address is www.pairgain.com.

Premisys Communications, Inc. Premisys Communications, Inc. designs, manufactures and markets integrated access products for telecommunications service providers. These products, known as "IMACS," provide access to services such as Centrex, digital area networks and ISDN. Premisys operates in the United States and has subsidiaries in the United States, Singapore and the United Kingdom. The company's Internet address is www.premisys.com.

Rational Software Corporation. Rational Software Corporation designs, markets and supports a comprehensive solution for developing software applications. The company provides software products and services for the critical phases of the software development process, from business engineering and systems engineering, through analysis and design, to implementation, delivery, and maintenance. The company's Internet address is www.rational.com.

Remedy Corporation. Remedy Corporation designs, manufactures and markets client/server software. The company's "Action Request System" is designed specifically to improve quality of service for help desk and support organizations by tracking data such as average time per customer call, calls by severity level and calls by department. The company's Internet address is www.remedy.com.

Security Dynamics Technologies, Inc. Security Dynamics Technologies, Inc. designs, develops, markets and supports a family of security products used to produce and manage access to computer-based information resources. The company's products supply solutions for corporate enterprise-wide networks, intranets and the Internet along with electronic commerce. The company's Internet address is www.securid.com.

Shiva Corporation. Shiva Corporation is a global, full-line provider of remote access solutions, systems and services. The company's products enable users and user sites to connect with corporate information resources, on-line services and the Internet. Shiva software and hardware are marketed by several computer and communications equipment manufacturers and telecommunications companies. The company's Internet address is www.shiva.com.

Sterling Commerce, Inc. Sterling Commerce, Inc. is a global provider of electronic commerce software products and network services that enable businesses to engage in business-to-business electronic communications and transactions. The company is a subsidiary of Sterling Software. The company's Internet address is www.stercomm.com.

Sun Microsystems, Inc. Sun Microsystems, Inc. is a supplier of high-performance workstations, servers and networking software. The company primarily designs its products for the engineering, scientific, commercial and technical markets. Sun Microsystems sells its products in the United States, Europe and the Pacific Basin. The company's Internet address is www.sun.com.

U.S. Robotics Corporation. U.S. Robotics Corporation designs, manufactures, markets and supports remote access servers, enterprise communications systems, desktop/mobile client products and modems and telephony products. The company's customers include Internet service providers, regional Bell operating companies, inter-exchange carriers and a wide range of other businesses, institutions and individuals. The company's Internet address is www.usr.com.

Vantive Corporation. Vantive Corporation provides customer interaction applications software that enables businesses to enhance customer satisfaction by automating customer support, defect trafficking, sales and internal help-desk functions. These applications, "Vantive Enterprise" , are based on a three-tiered client/server architecture and common data model. The company's Internet address is www.vantive.com.

VeriFone, Inc. VeriFone, Inc. is a global provider of Transaction Automation and Internet commerce solutions. The company's product delivers electronic payment services to financial institutions, retail merchants and consumers, government agencies, healthcare providers and benefits recipients. VeriFone has facilities located in North and South America, Europe, Asia, Africa and Australia. The company's Internet address is www.verifone.com.

Verilink Corporation. Verilink Corporation develops, manufactures and markets integrated access products for telecommunications network service providers and corporate end users. The company's products include "Access System
2000" and "Advanced Programmable Architecture" . Verilink sells its products, through a direct sales force and resellers, to MCI, CompuServe, Northern Telecom, QUALCOMM and others. The company's Internet address is www.verilink.com.

Yahoo!, Inc. Yahoo!, Inc. offers a branded Internet Navigational Service that is a guide to information and discovery on the World Wide Web. The company provides an Internet directory that permits users to search for information on the network by typing in their areas of interest. The company's Internet address is www.yahoo.com.

The Sponsor has not reviewed and makes no representation as to the accuracy or adequacy of any information accessible through any company's Internet address set forth above.

The Trust consists (a) of the Equity Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trust even though the Equity Securities would no longer be chosen for deposit into the Trust if the selection process were to be made again at a later time.

RISK FACTORS

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General. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

As described under "Fund Operating Expenses," all of the expenses of the Trust will be paid from the sale of Securities from the Trust. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trust. Such sales will result in capital gains and losses and may be made at times and prices which adversely affect the Trust. For a discussion of the tax consequences of such sales, see "Taxation."

Unitholders will be unable to dispose of any of the Equity Securities, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.

Internet-Related Technology Companies. An investment in Units of the Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace or that the Internet will continue to be accepted as a means of communication and commerce.

The market for Internet-related products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce over the Internet. The industry is young and has few proven products and services. Moreover, critical issues concerning the commercial use of the Internet (including security, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. Additionally, many Internet-related companies have only recently commenced operations or offered equity securities to the public. In particular, it is important for investors to note that the initial public offerings of a substantial number of the issues included in the Trust occurred only within the last two years. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. Such securities are generally regarded as speculative investments. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of the Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

There can be no assurance that commerce and communication over the Internet will become widespread or that any related products or services will become widely adopted for these purposes. If the market fails to develop, develops more slowly than expected, becomes saturated with competitors or certain products or services do not achieve market acceptance, the financial condition of the issuers of the Securities could be materially adversely affected. In addition, due to the increasing use of the Internet, it is possible that various laws and regulations may be adopted addressing issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of Internet-related companies are incorporated into other related products, such companies are often highly dependent on the performance of other computer, electronics and communications companies (many of which are included in the Trust's portfolio). There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of many Internet-related companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Certain issuers of the Securities derive a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements and are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

TAXATION

--------------------------------------------------------------------------
General. The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

    2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see " Rights of Unitholders--Reinvestment Option" ).

3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A
Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, will generally be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new Aggressive Growth Series (the "1998 Fund" ) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1998 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units" . The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "
Distribution Expenses" ) and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units" . As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Security owned by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.

Because the Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the 1998 Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1998 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified by the Internal Revenue Service that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if adopted, could affect the United States federal income taxation of non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders. Similar language, which would be effective on the date of enactment, was included in the Health Insurance Reform Bill as passed by the U.S. Senate on April 23, 1996.

At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Kroll & Tract LLP, special counsel to the Fund for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

FUND OPERATING EXPENSES

--------------------------------------------------------------------------
Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, Van Kampen American Capital Investment Advisory Corp., which is a wholly owned subsidiary of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information"
, for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding on January 1 of each year except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Equity Opportunity Trust or its successors (Van Kampen American Capital Equity Opportunity Trust) and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Fund the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Fund portfolio. The fees set forth herein are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services
Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation" .

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units outstanding at the end of the month of such calculation until February 16, 1997 at which time such calculation is based on the number of Units outstanding on such date). The fees set forth herein are payable as described under "General" below.
The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less
Rent of Shelter" in the Consumer Price Index published by the United
States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Fund Administration" .

Miscellaneous Expenses. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over the life of the Trust. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders,
(f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees and
(h) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees set forth herein are payable as described under "
General" below.

General. During the initial offering period of the Trust, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, at the end of the initial offering period. After the initial offering period, all of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis on or before the tenth day of each month. The fees and expenses are payable out of the Capital Account of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. If the balance in the Capital Account is insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. It is expected that the balance in the Capital Account will be insufficient to provide for amounts payable by the Trust and that Equity Securities will be sold from the Trust to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "
Taxation" .

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. During the initial offering period and for secondary market transactions after the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge for a Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.19 per Unit). The monthly deferred sales charge ($0.019 per Unit) will begin accruing on a daily basis on February 17, 1997 and will continue to accrue through December 16, 1997. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing March 17, 1997 and will be charged on the 17th day of each month thereafter through December 17, 1997. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trust on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.987% of the aggregate value of the Securities in the Trust less the deferred sales charge). The initial sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 2,500 or more Units as follows:


Aggregate Number of Units
Purchased*                       Percentage of Sales  Charge Reduction Per  Unit
-------------------------------- -------------------------------------------------
2,500-4,999 ....................  0.15%
5,000-9,999 ....................  0.30
10,000-24,999 ..................  0.65
25,000 or more .................  0.90

*The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trust's requirement that only whole
Units be issued.


The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchased qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Employees of Van Kampen American Capital Distributors, Inc. and its affiliates may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling brokers, dealers, or agents may purchase Units at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

During the initial offering period of the Trust, unitholders of unaffiliated unit investment trusts having an investment objective similar to the investment objective of the Trust may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trust subject to a sales charge of 1.9% of the Public Offering Price (all of which will be deferred as provided herein).

During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of this Trust subject to a reduced sales charge of 1.9% of the Public Offering Price (all of which will be deferred as provided herein).

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge of 2.9% of the Public Offering Price and the maximum deferred sales charge ($0.19 per Unit) and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price per Unit shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of the relevant stock market on the day before the Initial Day of Deposit was made on the basis of an evaluation of the Securities prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trust, will be held until the next determination of price. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge for a Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.19 per Unit) and will be assessed a deferred sales charge of $0.019 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public
Offering--General" . The Sponsor currently does not intend to maintain a secondary market after June 16, 1997.

The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. In addition to such concessions or agency commissions, the Sponsor will pay such brokers, dealers and others that additional amount per Unit set forth in the following table out of its own assets as additional compensation.



                                                                             Initial Offering
                                                                                       Period
---------------------- ----------------------------------------------------------------------
Aggregate Number of    Concession or Agency
Units Purchased*       Commission per Unit             Additional Sponsor Payment per Unit
---------------------- ------------------------------- --------------------------------------
1 - 2,499                                        1.00%                                  1.00%
2,500 - 4,999                                    0.85                                   1.00
5,000 - 9,999                                    0.70                                   1.00
10,000 - 24,999                                  0.35                                   1.10
25,000 or more                                   0.10                                   1.25

* The breakpoint concessions or agency commissions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due the Trust's requirement that only whole Units be issued.


In addition to the amounts set forth above, any firm that distributes a total of 1,000,000 or more Units of the Trust during the initial offering period will be paid additional compensation by the Sponsor of $0.01 per Unit distributed. Such additional compensation will be paid at the end of the initial offering period of the Trust.

Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving Rollover Unitholders, the total concession or agency commission will amount to 1.0% per Unit (or such lesser amount resulting from quantity sales discounts). For all secondary transactions, the total concession or agency commission will amount to 2.0% per Unit. Notwithstanding anything to the contrary herein, the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction, shall in no case exceed the total sales charge applicable to such transaction.

Certain commercial banks are making Units available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. Brokers and dealers, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

Sponsor and Other Compensation. The Sponsor will receive the gross sales commission equal to 2.9% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "
General" above. Any such quantity discount provided to investors will be borne by the selling dealer or agent.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio" . The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities after a date of deposit, since all proceeds received from purchasers of Units.

Broker-dealers of the Trust, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor or participate in sales programs by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor paid fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through June 16, 1997 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units" . A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.

Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

--------------------------------------------------------------------------
Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds from the sales of Securities to meet redemptions of Units shall be segregated within the Capital Account from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of the Trust.

The Trustee will distribute any net income received with respect to any of the Securities on or about the Income Account Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information" . Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

At the end of the initial offering period and as of the tenth day of each month thereafter, the Trustee will deduct from the Capital Account amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Fund Operating Expenses" ). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. In the event that any distribution is made to Unitholders prior to termination of the Trust, Unitholders will initially have each such distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of the Trust under the " Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option must do so via the Dividend Reinvestment Service through the Depository Trust Company. In order for a broker or dealer to utilize the Automatic Reinvestment Option on behalf of a Unitholder, the broker or dealer must have a PTS terminal equipped with the Elective Dividend System function
(EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . Unitholders receiving Units pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by the Trust (see " The Fund" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the related Income or Capital Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units and will send such Unitholder a statement reflecting the reinvestment.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by the Trust and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an In Kind Distribution as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Unitholders tendering 1,000 or more Units for redemption may request from the Trustee in lieu of a cash redemption an in kind distribution ("In Kind Distribution" ) of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.

To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Taxation" .

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities, plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the initial sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information" . The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

Special Redemption and Rollover in New Fund. It is expected that a special redemption will be made of all Units held by any Unitholder (a "Rollover Unitholder" ) who affirmatively notifies the Trustee in writing that he desires to rollover his Units by the Rollover Notification Date specified in the "Summary of Essential Financial Information" .

All Units of Rollover Unitholders will be redeemed on the Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the Special Redemption Date (as set forth in "Summary of Essential Financial Information" ), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually liquid. However, certain of the factors discussed under "Risk Factors" could affect the ability of the Sponsor to sell the Securities and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

The Rollover Unitholders' proceeds will be invested in the next subsequent Aggressive Growth Series (the "1998 Fund" ), if then being offered, which will contain a portfolio of common stocks of aggressive growth companies and will have an investment objective of obtaining capital appreciation. The proceeds of redemption will be used to buy 1998 Fund units in the portfolio as the proceeds become available.

The Sponsor intends to create the 1998 Fund shortly prior to the Special Redemption Date, dependent upon the availability and reasonably favorable prices of the securities included in the 1998 Fund portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the 1998 Fund units. There can be no assurance, however, as to the exact timing of the creation of the 1998 Fund units or the aggregate number of 1998 Fund units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in a trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in 1998 Fund units will be distributed shortly after the Special Redemption Date.

Any Rollover Unitholder may thus be redeemed out of the Trust and become a holder of an entirely different unit investment trust in the 1998 Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the 1998 Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1998 Fund at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.9% of the Public Offering Price of the 1998 Fund units).

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the 1998 Fund and each subsequent series of the Fund, approximately a year after that Series' creation.

There can be no assurance that the redemption and rollover in the Aggressive Growth Series will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Aggressive Growth Series. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Investors should note that, because aggressive growth stocks generally experience stock price volatility to a greater extent than other securities and because the Trust is not a "managed" fund, there can be no assurance that these procedures will result in advantageous sales or purchases of securities or that any future rollover will occur at an advantageous time. See "Fund Administration -- Portfolio
Administration" and "Risk Factors" .

It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Aggressive Growth Series, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "
Taxation" . Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Special Redemption and Rollover and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1998 Fund or any subsequent Aggressive Growth Series, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Date would have commenced. The Sponsor may modify the terms of the 1998 Fund or any subsequent Aggressive Growth Series. The Sponsor may also modify the terms of the Special Redemption and Rollover in the 1998 Fund upon notice to the Unitholders prior to the Rollover Notification Date specified in the related "Summary of Essential Financial Information" .

FUND ADMINISTRATION

--------------------------------------------------------------------------
Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Fund is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Fund, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Fund in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders, pay an accrued deferred sales charge, to meet redemptions or to pay certain costs or expenses of the Trust. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units then outstanding or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information" .

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of the Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders with 1,000 or more Units not requesting an In Kind Distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent Aggressive Growth Series pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New
Fund" ). There is, however, no assurance that units of any new Aggressive Growth Series will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. On October 31, 1996, VK/AC Holding, Inc. became a wholly owned indirect subsidiary of Morgan Stanley Group Inc. pursuant to the closing of an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc., whereby MSAM Acquisition Inc. was merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. was the surviving corporation (the "Acquisition" ). As a result of the Acquisition, VK/AC Holding, Inc. became a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley & Co. Incorporated, a registered broker-dealer and investment adviser, and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; and global custody, securities clearance services and securities lending. As of September 30, 1996, MSAM, together with its affiliated investment advisory companies, had approximately $103.5 billion of assets under management and fiduciary advice. Prior to October 31, 1996, VK/AC holding, Inc. was controlled through the ownership of a substantial majority of its common stock, by The Clayton & Dubilier Private Equity Fund IV Limited Partnership. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of September 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,020,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1996, the Sponsor and its affiliates managed or supervised approximately $58.6 billion of investment products, of which over $23.0 billion is invested in municipal securities. The Sponsor and its affiliates managed $47.1 billion of assets, consisting of $28.8 billion for 60 open end mutual funds (of which 48 are distributed by Van Kampen American Capital Distributors, Inc.), $12.6 billion for 38 closed-end funds and $5.6 billion for 114 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ). The
Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Kroll & Tract LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 46 (Aggressive Growth Series, Internet Trust 4):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 46 (Aggressive Growth Series, Internet Trust 4) as of December 17, 1996. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 46 (Aggressive Growth Series, Internet Trust
4) as of December 17, 1996, in conformity with generally accepted accounting principles.

                                      GRANT THORNTON LLP

Chicago, Illinois
December 17, 1996

VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 46
STATEMENT OF CONDITION
As of December 17, 1996
INVESTMENT IN SECURITIES


Contracts to purchase Securities <F1>...........$
Organizational costs <F2>.......................
                                                --
 Total..........................................$
                                                ==
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--...................................
 Accrued organizational costs <F2>..............$
 Deferred sales charge liability <F3>...........
Interest of Unitholders-- ......................
 Cost to investors <F4>.........................
 Less: Gross underwriting commission <F4><F5>...
                                                --
 Net interest to Unitholders <F4>...............
                                                --
 Total..........................................$
                                                ==
==========

<F1>The aggregate value of the Securities listed under "Portfolio" herein and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under " Public Offering--Offering Price" . The contracts to purchase Securities are
collateralized by a letter of credit of $      which has been deposited with
the Trustee.

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over the life of the Trust. Organizational costs have been estimated based on a projected Trust size of $20,000,000. To the extent the Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.

<F3>Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering."

<F4>The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Other Compensation" and assume all single transactions involve less than 2,500 Units. For single transactions involving 2,500 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F5>Assumes the maximum sales charge.

AGGRESSIVE GROWTH SERIES
INTERNET TRUST 4
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 46)
as of the Initial Date of Deposit:            , 199
6

                                                                                       Cost of
                                                          Market     Estimated Annual  Securities
Number of                                                 Value per  Dividends per     to Trust
Shares        Name of Issuer <F1>*                        Share <F2> Share <F2>        <F2>
------------- ------------------------------------------ ----        ------------------ --
               Ascend Communications, Inc.                 $          $           0.00   $
               C/Net, Inc.                                                        0.00
               3Com Corporation                                                   0.00
               CUC International, Inc.                                            0.00
               Cascade Communications Corporation                                 0.00
               Check Point Software Technologies, Ltd.                            0.00
               Cisco Systems, Inc.                                                0.00
               Citrix Systems, Inc.                                               0.00
               Compaq Computer Corporation                                        0.00
               FORE Systems, Inc.                                                 0.00
               Gartner Group, Inc.                                                0.00
               McAfee Associates, Inc.                                            0.00
               MetaTools, Inc.                                                    0.00
               Microsoft Corporation                                              0.00
               Netscape Communications Corporation                                0.00
               Newbridge Networks Corporation                                     0.00
               Oracle Corporation                                                 0.00
               PairGain Technologies, Inc.                                        0.00
               Premisys Communications, Inc.                                      0.00
               Rational Software Corporation                                      0.00
               Remedy Corporation                                                 0.00
               Security Dynamics Technologies, Inc.                               0.00
               Shiva Corporation                                                  0.00
               Sterling Commerce, Inc.                                            0.00
               Sun Microsystems, Inc.                                             0.00
               U.S. Robotics Corporation                                          0.00
               Vantive Corporation                                                0.00
               VeriFone, Inc.                                                     0.00
               Verilink Corporation                                               0.00
               Yahoo!, Inc.                                                       0.00
                                                                                        $
=============                                                                           ==
* NOTE: The Securities listed above are currently anticipated to be included in the Trust portfolio. The actual portfolio is  subject to change at the Initial Date of Deposit.

NOTES TO PORTFOLIO

------------------------------------------------------------------------------------

<F1>All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities.
Contracts to acquire Securities were entered into on December     , 1996 and
are expected to settle on           , 1996. (see "The Fund" ).

<F2>The market value of each of the Equity Securities is based on the closing sale price of each listed Security on the applicable exchange, or on the asked price if not so listed, on the day prior to the Initial Date of Deposit.
Estimated annual dividends are based on the most recently declared dividends.
The aggregate value of the Securities on the day prior to the Initial Date of Deposit based on the closing sale price of each listed Security, and on the bid price if not so listed, (which is the basis on which the Redemption Price
per Unit will be determined) was $        . The ask price of the applicable
Securities (the basis on which the Public Offering Price per Unit will be determined during the initial offering period) is greater than the bid price of such Securities. Other information regarding the Securities in the Fund, as of the Initial Date of Deposit is as follows:




                                    Aggregate
                                    Estimated
    Cost To      Profit (Loss)         Annual
     Sponsor        To Sponsor       Dividends
------------ ------------------ --------------
$            $                  $           --


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                                   Page
Summary of Essential Financial Information...........      4
The Fund.............................................      7
Objectives and Securities Selection..................      8
Trust Portfolio......................................     10
Risk Factors.........................................     14
Taxation.............................................     16
Fund Operating Expenses..............................     20
Public Offering......................................     21
Rights of Unitholders................................     26
Fund Administration..................................     31
Other Matters........................................     35
Report of Independent Certified Public Accountants...     36
Statement of Condition ..............................     37
Portfolio............................................     38
Notes to Portfolio...................................     39


This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS
December 17, 1996

Van Kampen American Capital Equity Opportunity Trust, Series 46

Aggressive Growth Series, Internet Trust 4

A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.
                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27 Financial Data Schedule (to be supplied by amendment).
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 46 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 18th day of November, 1996.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 46
                                                            (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                                             (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on November 18, 1996.

  Signature              Title

Don G. Powell       Chairman, Chief Executive )
                      Officer                 )

William R. Rybak    Senior Vice President and )
                      Chief Financial Officer )

Ronald A. Nyberg    Director                  )

William R. Molinari Director                  )


                                                   Sandra A. Waterworth
                                                    (Attorney-in-fact)*
_____________________________________________________________________
_
*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Fund, Multi-Series 203 (File No. 33-65744) and and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.